================================================================================



                           HUDSON RIVER BANCORP, INC.

                                       &

                              COHOES BANCORP, INC.

                           Updated Synopsis of Merger


                                  August 2000



================================================================================

     These investment materials may contain forward- looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risk and uncertainty. It should be noted that a variety of factors could cause the combined company's actual results and experience to differ materially from the anticipated results or expectations expressed in the combined company's forward-looking statements.

     The risks and uncertainties that may affect the operations, performance, development, growth projections and results of the combined company's business include, but are not limited to, the growth of the economy, interest rate movements, timely development by the combined company of technology enhancements for its products and operating systems, the impact of competitive products, services and pricing, customer based requirements, Congressional legislation, acquisition cost savings and revenue enhancements and similar matters. Readers of this report are cautioned not to place undue reliance on forward-looking statements which are subject to influence by the named risk factors and unanticipated future events. Actual results, accordingly, may differ materially from management expectations.

     Cohoes and Hudson River do not undertake, and specifically disclaim, any obligation to publicly release the results of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

     Hudson River has filed a Registration Statement on Form S-4 concerning the merger with the United States Securities and Exchange Commission which includes the joint merger proxy statement/prospectus being provided to shareholders. In addition, Hudson River and Cohoes each intend to file a Solicitation/ Recommendation statement with the United States Securities and Exchange Commission in response to any Tender Offer Statements to be filed by TrustCo Bank Corp NY or Ambanc Holding Co., Inc. WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors are currently able to obtain the Form S-4 Registration Statement and will be able to obtain the Solicitation/ Recommendation Statement of each company when filed, free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Cohoes are available free of charge from the Secretary of Cohoes at 75 Remsen Street, Cohoes, New York 12047, telephone (518) 233-6500. Documents filed with the SEC by Hudson River are available free of charge from the Secretary of Hudson River at One Hudson City Centre, Hudson, New York 12534, telephone (518) 828-4600.

     Cohoes and Hudson River and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies to approve the Merger. INFORMATION ABOUT THE PARTICIPANTS MAY BE OBTAINED THROUGH THE SEC'S WEBSITE FROM THE S-4 REGISTRATION STATEMENT FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ON JUNE 26, 2000, as amended.

[GRAPHIC OMITTED:  Map of the counties in which  Hudson River Bancorp,  Inc. and
                   Cohoes Bancorp, Inc. operate (Warren, Saratoga, Schenectady, Albany, Renssalaer, Greene, Columbia and Dutchess) showing approximately where in each county branch offices of Cohoes Savings Bank or Hudson River Bank & Trust Company exist.]

DESCRIPTION OF HUDSON RIVER (HRBT)
================================================================================

- Headquartered in Hudson, NY, the company provides full-service banking, as well as investment management, trust and commercial services through its subsidiary, Hudson River Bank & Trust Company. The company operates 18 branch offices.

- A summary of Hudson River's balance sheet and earnings performance as of June 30, 2000 is as follows:

                                                    (in thousands)
                              Total Assets            $1,156,187
                              Loans, net                 822,501
                              Securities                 246,805
                              Deposits                   745,032
                              Total Equity               200,098
                              Equity to Assets             17.31%
                              LTM Earnings            $   10,108
                              LTM EPS                 $      .71
                              LTM ROE                       4.96%

DESCRIPTION OF COHOES BANCORP (COHB)
================================================================================

- Unitary holding company headquartered in Cohoes, NY. Its principal subsidiary, Cohoes Savings Bank, operates 21 banking locations throughout the NY upstate region.

- A summary of Cohoes' balance sheet and earnings performance as of June 30, 2000 is as follows:

                                                   (in thousands)

                              Total Assets            $727,327
                              Loans, net               600,413
                              Securities                95,203
                              Deposits                 494,875
                              Total Equity             121,504
                              Equity to Assets           16.71%
                              LTM Earnings            $  6,077
                              LTM EPS                 $   0.76
                              LTM ROE                     4.77%

TRANSACTION DESCRIPTION - TERM SHEET
================================================================================

Exchange Ratio:     Fixed exchange ratio of 1.185 shares of HRBT for each COHB share.

Value:              At deal  announcement, the   COHB shareholders  would  have
                    received $11.04, based on HRBT's closing stock price of $9.31 on 4/24/00. The aggregate offer would have been approximately $87.3 million. As of 7/31/00, COHB shareholders would receive $14.22, based on HRBT's closing price of $12.00 for an aggregate deal value of $113.1 million.

Ownership Profile:  HRBT 62% / COHB 38%

TRANSACTION DESCRIPTION - TERM SHEET
================================================================================

Management:         Chairman & CEO:  Robinson for first 36 mos.
                    President: Florio
                    On the third anniversary, CEO position shared between Robinson and Florio, for a six month transition. Then
                    Florio is sole CEO and Robinson continues as chairman.

Board of
Directors
Representation:     6 HRBT members / 6 COHB members

Accounting/
Stock Percentage:   Purchase Accounting; 100% Stock

Stock Purchase
Option:             Reciprocal standard 19.9% Agreements

TRANSACTION BENEFITS
================================================================================

     STRATEGIC:

          - Creates a dominant franchise with assets of approximately $1.9 billion and a $293 million market capitalization based on recent market prices

          - Expands core market area and creates critical mass in upstate New York with a strong local presence

          - Enhances ability to compete and widens product range through a broadened customer base with similar demographics

          -    Provides an additional platform for further growth

TRANSACTION BENEFITS
================================================================================

     FINANCIAL:

          -    Significantly accretive to earnings

          -    Strong capital position

          - Purchase accounting provides flexibility to maintain stock repurchases

          -    Increases liquidity

          - Identified cost savings of approximately $3.6 million. After working together as a team, we fully expect cost saves to now exceed $5.5 million, a 53% increase from our original estimates.

          - Revenue enhancements and/or deployment of excess capital/ incremental cash will further enhance financial benefits

STRONG NY MARKET SHARE
================================================================================
Deposit Data & Market Share Information is as of June 30, 1999
Source: SNL Securities, L.P.

County      Institution      Total Deposits ($millions)  Market Share %
----------- ---------------  ---------------------       --------------

Albany         HRBT                $   38                    .62%
               COHB                   321                   5.32
                                   ------                  -----
               Pro Forma              359                   5.94

Columbia       HRBT                   457                  59.22

Dutchess       HRBT                    24                    .84

Greene         COHB                     1                    .17

Rensselaer     HRBT                    63                   4.08
               COHB                    57                   3.71
                                   ------                  -----
               Pro Forma              119                   7.79

Saratoga       COHB                    48                   2.87

Schenectady    HRBT                   176                   8.51
               COHB                    24                   1.18
                                   ------                  -----
               Pro Forma              200                   9.69

Warren         COHB                     7                    .71

STRONG BALANCE SHEET COMPOSITION
================================================================================

Estimated June 30, 2000 Pro Forma Balance Sheet  ($ in millions)

                                                                      Estimated
                                                  HRBT       COHB     Pro Forma
                                              ----------- ---------- -----------

Assets                                        $1,156        $727      $1,883
Net Loans                                        823         600       1,423
Investments                                      247          95         342
Deposits                                         745         495       1,240
Borrowings                                       182          96         278
Tangible Capital                                 189         122         311

STRONG BALANCE SHEET COMPOSITION
================================================================================

Estimated June 30, 2000 Pro Forma Balance Sheet  ($ in millions)

                                                                      Estimated
                                                  HRBT       COHB     Pro Forma
                                              ----------- ---------- -----------

App. Market Capitalization                    $  183      $  110      $  293

Nonperforming Loans                           $   13      $    4      $   17

Borrowings/Assets                              15.74%      13.20%      14.76%

Tangible Capital/Assets                        16.35%      16.70%      16.52%

LLR/Loans                                       2.43%       0.83%       1.78%

LLR/Nonperforming Loans                          158%        124%        146%

ATTRACTIVE EPS ACCRETION
================================================================================
($ in millions, except for per share data)

                                                                 Est. 2002
                                                               -------------
HRBT Estimated Net Income ($ .87)(1)                                $11.8
COHB Estimated Net Income ($1.00)(1)                                  6.9
                                                                    -----
     Total Estimated Net Income                                      18.7

After-Tax Cost Savings ($3.6 Pre-Tax)                                 2.3
After-Tax Earnings on Incremental Cash/ Capital                         0
Revenue Enhancements                                                    0
Purchase Accounting Adjustments (2)                                   2.0
                                                                    -----
     Pro Forma Net Income                                           $23.0
                                                                    =====

Estimated Pro Forma FD Shares                                        23.3
                                                                    -----
Pro Forma EPS                                                       $0.98
                                                                    =====

HRBT EPS Accretion                                                    13%

COHB EPS Accretion                                                    16%

(1)  Based on management expectations.
(2) Includes amortization of negative goodwill generated in transaction plus any balance sheet mark to markets.

COST SAVING ANALYSIS
================================================================================

Non Interest Expense:
--------------------------------
                                                    (In Thousands)

                                                  3/31          6/30
                                                 ------        ------

Salary & Benefits                                $1,669        $2,968

Occupancy Expense                                   104           304

ESOP Expense                                        616           616

Other Operating Expenses                          1,212         1,612
                                                 ------        ------

     Total                                       $3,601        $5,500


Estimated Pre-tax Merger and Restructuring Charges of $6mm

Note: Full phase-in expected in 2001.

REVENUE ENHANCEMENT OPPORTUNITIES
================================================================================

-    Incremental earnings potential through ability to leverage excess capital

-    Trust services

-    Expansion of small business lending

-    Cash management services

-    Expanded legal lending limit

TIMING OF TRANSACTION
================================================================================

- Transition teams for both banks have been formed and are working on merger-related issues

-    COHB & HRBT Shareholder votes both occur on August 17, 2000

-    Transaction expected to close in early 4th Quarter, 2000

-    Transaction must close by February 28, 2001

================================================================================




                        Proposal of TrustCo Bank Corp NY



================================================================================

                              PEER GROUP ANALYSIS:
                    TRST - A More Than Fully Valued Currency
================================================================================

                                                                    LTM                                    Dividend
                                         Assets  Tang Eq/ Loans/ ---------  Efficiency  Market  Net Int. ------------  Finc'l
Company                     State Ticker  ($M)    Assets  Assets ROAA ROAE     Ratio   Cap ($M) Margin   Payout Yield   Date
                            ----- ------ ------  -------- ------ ---------  ---------- -------- -------- ------------  ------
1 BSB Bancorp, Inc.          NY    BSBN  2,230.9   6.98    78.72 0.82 11.34     43.68     214.1  4.13     55.87   4.91  Mar-00
2 Harleysville National
     Corporation             PA    HNB   1,683.3   7.74    64.73 1.45 17.56     51.56     214.7  4.37     38.22   3.77  Mar-00
3 Main Street Bancorp, Inc.  PA    MBN   1,544.9   5.06    45.57 0.21  3.84     70.90      92.9  3.36    186.67   6.54  Jun-00
4 National Penn Bancshares,
     Inc.                    PA    NPBC  2,309.8   6.32    69.48 1.28 19.07     58.02     364.6  4.27     49.10   4.03  Jun-00
5 Oriental Financial
     Group, Inc.             PR    OFG   1,751.8   7.43    33.48 1.84 24.89     44.04     243.2  3.41     28.04   4.59  Mar-00
6 Sandy Springs Bancorp,
     Inc.                    MD    SASR  1,691.6   5.49    52.76 1.15 16.49     57.73     195.6  4.06     41.49   3.73  Jun-00
7 United National Bancorp    NJ    UNBJ  2,146.4   5.01    59.46 1.19 19.98     58.26     281.3  3.99     50.24   4.85  Jun-00
8 NBT Bancorp, Inc.          NY    NBTB  2,101.3   7.94    63.85 0.95 11.18     56.21     198.0  4.45     62.79   6.18  Jun-00
9 U.S.B. Holding Co., Inc.   NY    UBH   1,790.0   5.72    56.49 1.17 19.86     47.94     235.5  3.75     24.57   2.50  Jun-00

                             Average:    1,916.7   6.41    58.28 1.12 16.02     54.26     226.7  3.98     59.67   4.57
                             Median:     1,790.0   6.32    59.46 1.17 17.56     56.21     214.7  4.06     49.10   4.59

TrustCo Bank Corp of NY      NY    TRST  2,367.1   7.44    57.31 1.69 23.45     37.23     668.1  4.41     80.48   4.85  Jun-00


Peer group includes Mid Atlantic Banks with $1.5 billion - $2.5 billion in assets and a tangible captial ratio between 5% and 8%

Pricing as of 7/28/00
Source: SNL Securities, L.P.

                              PEER GROUP ANALYSIS:
                    TRST - A More Than Fully Valued Currency
================================================================================

                                                     Price To           Average  Weekly         % owned by        YTD
                                         -------------------------------  Daily   Volume/   --------------------  Price   Finc'l
Company                     State Ticker  Book  TangBook Qtr EPS LTM EPS Volume  Shares Out Insiders Institution  Change   Date
                            ----- ------ -----  -------- ------- ------- ------- ---------- -------- -----------  ------  ------
1 BSB Bancorp, Inc.          NY    BSBN  133.08 134.40     9.32   11.66   20,520   1.00      11.02      39.97       5.84   Mar-00
2 Harleysville National
     Corporation             PA    HNB   179.17 180.47     9.42    9.39    5,160   0.29       5.92      13.16      (8.65)  Mar-00
3 Main Street Bancorp, Inc.  PA    MBN   114.63 114.63      NM    29.58   19,060   0.91      10.52       5.93     (13.29)  Jun-00
4 National Penn Bancshares,
     Inc.                    PA    NPBC  232.73 241.49    12.89   12.81    6,320   0.18       9.50      12.31     (20.90)  Jun-00
5 Oriental Financial
     Group, Inc.             PR    OFG   173.02 173.02    10.33    8.88    8,940   0.35      26.02       6.87     (40.79)  Mar-00
6 Sandy Springs Bancorp,
     Inc.                    MD    SASR  184.97 223.31    11.61   10.87    4,800   0.25       5.34       5.48     (20.60)  Jun-00
7 United National Bancorp    NJ    UNBJ  221.77 235.71    11.78   11.70   10,300   0.34       6.60      21.14     (25.63)  Jun-00
8 NBT Bancorp, Inc.          NY    NBTB  121.55 121.95    15.72    9.99   40,000   1.08       7.59      18.28     (29.03)  Jun-00
9 U.S.B. Holding Co., Inc.   NY    UBH   207.33 208.7     12.18   12.39    2,240   0.07      35.16       3.70     (15.59)  Jun-00

                             Average:    174.25 181.52    11.66   13.03   13,038   0.50      13.07      14.09     (18.74)
                             Median:     179.17 180.47    11.70   11.66    8,940   0.34       9.50      12.31     (20.60)

TrustCo Bank Corp of NY      NY    TRST  375.00 375.00    16.45   17.12   36,640*  0.34      13.00      20.03      (6.60)  Jun-00


Peer group includes Mid Atlantic Banks with $1.5 billion - $2.5 billion in assets and a tangible captial ratio between 5% and 8%

Pricing as of 7/28/00
Source: SNL Securities, L.P.


An average of 7,250 shares repurchased are estimated to be related to the DRIP program

                              TrustCo Bank Corp NY
                      Total Shareholder Return Comparison
================================================================================

                                                                     Total Shareholder Return -
                                                  Price To           Holding Period Percentage*
                                   Assets   ------------------ ---------------------------------------
Company                     Ticker  ($M)    Qtr EPS* TangBook*    3 Year      5 Year       10 Year
                            ------ ------   -------- --------- ----------- ------------ --------------
TrustCo Bank Corp of NY     TRST    2,367.1   16.28    375.00     20.6          21.4           23.2

BSB Bancorp, Inc.           BSBN    2,230.9    8.35    134.40     (4.1)         12.5           20.7
Commerce Bancorp, Inc.      CBH     7,464.1   20.98    405.29     22.4          33.5           28.8
Harleysville National
     Corporation            HNBC    1,683.3   10.45    180.47      5.5          10.3           14.8
M&T Bank Corporation        MTN    21,746.1   12.87    291.42     11.1          22.5           23.4
National Penn Bancshares,
     Inc.                   NPBC    2,309.8   12.42    241.49      5.5          12.5           12.5
NBT Bancorp, Inc.           NBTB    2,101.3   16.18    121.95    (12.0)          5.7           10.2
North Fork Bancorporation,
     Inc.                   NFB    14,682.7    7.94    279.00      5.0          23.6           16.9
Sandy Springs Bancorp,
     Inc.                   SASR    1,691.6   12.18    223.31      5.8           9.5           31.2
Summit Bancorp              SUB    38,985.1    8.13    178.83     16.8           7.4           12.5
United National Bancorp     UNBJ    2,146.4   10.58    235.71      7.8          12.9           15.5

                        Average:    9,504.1   12.02    229.19      6.4          15.0           18.7
                        Median:     2,270.3   11.38    229.51      5.7          12.5           16.2


Note: Analysis assumes all dividends are reinvested in security

Pricing as of 7/28/00
Analysis review date:  Month ending June 30, 2000


Sources: Bloomberg and SNL Securities, L.P.

Analyst View TRST Stock as Fully-Valued
================================================================================

                                             Last     2000     2001    EPS
Firm Name                  Recommendation Confirmed EPS Est. EPS Est. Growth
-------------------------- -------------- --------- -------- -------- ------
First Albany Corp.         Neutral         02/07/00  0.76      N/A     10.0%
Corinthian Partners        Market Perform  02/09/00  0.78     0.85     10.3%
Sandler O'Neill & Partners Market Perform  07/03/00  0.78     0.85      N/A

                                           Average: $0.77    $0.85     10.2%
                                            Median: $0.78    $0.85     10.2%
                                              High: $0.78    $0.85     10.3%
                                               Low: $0.76    $0.85     10.0%

                     Lack of Acquisition Expertise Presents
                          High Level of Execution Risk
================================================================================

      Acquisition      Asset Size (000)  Share Buyback
      ---------------  ----------------  ---------------------------------
1991  Home and City
         Savings Bank       $864.8       as needed for retail DRIP program

1992  none                               as needed for retail DRIP program

1993  none                               as needed for retail DRIP program

1994  none                               as needed for retail DRIP program

1995  none                               as needed for retail DRIP program

1996  none                               as needed for retail DRIP program

1997  none                               as needed for retail DRIP program

1998  none                               as needed for retail DRIP program

1999  none                               as needed for retail DRIP program

2000  Landmark Financial
          Corp              $ 26.4       as needed for retail DRIP program

                       Valuation at Extremely High Levels
================================================================================

- On a GAAP Earnings basis, TRST trades at a 7 multiple premium to a peer group of regional banks with assets between $1.5 billion and $3.0 billion

- TRST is also fully valued on a cash earnings basis, trading at a 6-7 multiple premium to regional peer group

- On a tangible book value basis, TRST (nearly 4 times book) trades at a 2 multiple premium to regional peers (2 times book)

- The dividend discount valuation suggests that TRST is overvalued given its premium valuation and earnings growth prospects

                            Why the TRST Stock Price
                             will be Under Pressure
================================================================================

-    Deal initially dilutive to TRST EPS

- 56% cost savings (of 12/31/99 non-interest expense) announced in Registration Statement carries substantial integration risk

- Cost savings implies substantial branch closings. Resulting reduced customer service will create customer retention issues and disruption to core franchise

-    TrustCo assumes no customer/revenue runoff in pro forma projections

                           Why COHB/HRBT Makes Sense
================================================================================

1.   Accretive to EPS

2.   Merger rationale predicated on growth

3.   Minimal disruption to customers and core franchise

4. Moderate dividend payout ratio with substantial potential for dividend growth

5. Excess captial provides for tremendous growth opportunities and share repurchases

6.   Minimal integration risk/branch overlap

7.   "Friendly" merger with similar cultures/philosophies

8.   Definitive Agreements in place and all strategic/cultural issues in place

9.   Creates $2 billion franchise and a "double dip" opportunity

                     Why TrustCo Offer Does Not Make Sense
================================================================================

1.   Initially dilutive to TRST EPS by 6%

2.   Substantial book value dilution to both COHB and HRBT shareholders

3.   Predicated on cost savings

4.   Substantial disruption to customers/core franchise

5.   High dividend payout with low potential for growth

6.   Growth constrained by lack of capital

7.   High integration risk/revenue runoff

8.   "Hostile" merger with culture clash

9.   11 conditions and terms specified as a condition for merger

10. Fully valued TRST currency trading at takeout value makes "double dip" opportunity unlikely

                    Why the TRST tender will never occur and
                          how shareholders could lose
================================================================================

- Tender of enough shares of COHB/HRBT stock so that, after completion of the offer, TRST owns at least a majority of the shares of COHB stock (on a fully diluted basis)

-    Stockholders of COHB/HRBT not having approved the merger of COHB/HRBT

-    Requires valid termination of the proposed COHB/HRBT merger agreement

-    Requires valid termination of the HRBT/COHB option agreement

- Requires execution of a definitive merger agreement between TRST and COHB or HRBT

-    Receipt of all required regulatory approvals

-    Effectiveness of registration statement filed by TRST

- TRST being satisfied that the provisions of Section 203 of the Delaware General Corporation Law do not apply to TRST offer and the proposed TRST/COHB or TRST/HRBT merger

- Approval by TRST stockholders of the issuance of TRST stock for either offer

- Receipt of an opinion that the tender offer and subsequent merger constitute a tax-free reorganization

- Absence of any prospective material adverse change in the sole judgment of TRST

Why Ambanc Offer Does Not Make Sense
================================================================================

-    Lack of public filing makes deal or pro forma data difficult to ascertain

-    AHCI offer ($16.50 in cash) represents deal value of $129.3 million

- As of March 31, 2000 AHCI had assets of $721 million and tangible equity of $68.1 million

- AHCI "core franchise" (thrift only) estimated at approximately $500 million

- Pro forma AHCI/COHB franchise estimated to have a tangible capital ratio of approximately 4% post merger, which presents significant hurdles to regulatory approvals. Further, it appears AHCI is assuming HRBT walks away from its option for no compensation.

- 4.0% post-merger tangible capital ratio would constrain growth opportunities for AHCI

- AHCI 1998 purchase of AFSALA Bancorp is largest acquisition implemented by AHCI

- COHB/HRBT management estimates that AHCI would have to raise proceeds via sale of availble for sale securities at a substantial loss

- AHCI over the past several years has been seeking to be acquired. COHB had preliminary discussion but passed after the completion of due diligence. COHB's last offer in June 2000 was rejected by AHCI.